

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2017

Tim Alavathil
Chief Financial Officer
Neulion, Inc.
1600 Old Country Road
Plainview, NY 11803

> **Re: NEULION, INC.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Form 10-Q for the Period Ended September 30, 2017**
> **Filed November 1, 2017**
> **File No. 000-53620**

Dear Mr. Alavathil:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements
11. Contingencies, page 11

1. Please tell us and revise to quantify the financial statement impact of the refund program you put in place to address the issues experienced during the Mayweather vs McGregor pay per view boxing event. Your response and revised disclosures should address both refunds paid as of the periods presented and amounts, if any, that you expect to pay in future periods related to the refund program. Please provide us with your proposed revisions.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements
16. Geographic Information, page F-28

2.   Please revise to also report revenues from external customers for each product and service. For example, consider disclosure of revenue for the three solutions you describe on page 1 - NeuLion Digital Platform, NeuLion consumer electronics technologies, and video compression-decompression programs. Please refer to ASC 280-10-50-40.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Staff Attorney, at (202) 551-3778 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

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